
Mail Stop 3233

November 9, 2016

<u>Via E-mail</u>
Kristin A. Campbell
Executive Vice President and General Counsel
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, Virginia 22102

> **Re: Park Hotels & Resorts Inc.**
> **Amendment No. 4 to Form 10-12B**
> **Filed October 25, 2016**
> **File No. 001-37795**

Dear Ms. Campbell:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1.   We note the revised disclosure that, upon consummation of the sale to HNA, 25% of the voting power in Park Parent will be controlled by HNA. Please revise to clarify the percentage voting power in Park Parent to be controlled by Blackstone upon consummation of the sale to HNA and briefly describe the material terms of the stockholders agreements with each of HNA and Blackstone, including without limitation, the number of board designees for each.

<u>Unaudited Pro Forma Combined Consolidated Financial Statements</u>

2.   Please revise adjustment (a) to clarify how you arrived at the $1,049 million and $1,263 million adjustments.

Unaudited Condensed Combined Consolidated Financial Statements

Notes to Condensed Combined Consolidated Financial Statements

Note 13: Subsequent Events, page F-45

3.   Please revise to remove Ownership Adjusted EBITDA from your financial statements footnotes. Please refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Lewis, Staff Accountant, at 202-551-6216 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        Via E-mail